Exhibit 9.12

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

 1

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position

(Amounts in thousands of US Dollars)

(Unaudited)

		As at	As at
ASSETS	Notes	March 31, 2021	December 31, 2020
Current
Cash and cash equivalents		$84,574	$62,508
Accounts receivable		30,877	20,353
Inventories	3	21,028	25,496
Other current assets	4	14,291	19,184
		150,770	127,541
Non-Current
Mineral, property, plant and equipment	5	321,581	333,702
Exploration and evaluation assets	6	20,290	21,024
Deposits		444	513
Deferred income tax assets		12,938	14,223
Other non-current assets		105	96
		355,358	369,558
Total Assets		$506,128	$497,099

LIABILITIES
Current
Accounts payable and accrued liabilities		$30,469	$37,878
Current portion of loans and borrowings	7	5,971	12,539
Current portion of value added, payroll and other taxes payable		12,546	13,361
Current portion of derivatives	15	35,926	26,540
Current portion of lease liabilities		2,397	1,402
		87,309	91,720
Non-Current
Loans and borrowings	7	153,090	155,563
Provisions		19,350	21,450
Value added, payroll and other taxes		4,539	1,468
Derivatives	15	14,881	10,811
Lease liabilities		595	346
Other non-current liabilities		1,265	1,666
		193,720	191,304
Total Liabilities		281,029	283,024

SHAREHOLDERS’ EQUITY
Share capital	8	127,676	126,152
Equity reserves		(89,820)	(67,291)
Retained earnings		185,591	153,842
Equity attributable to owners of the Company		223,447	212,703
Non-controlling interests		1,652	1,372
		225,099	214,075
Total Liabilities and Equity		$506,128	$497,099

Contingencies (Note 17); Subsequent events (Note 8(a))

APPROVED ON BEHALF OF THE BOARD:

“David Strang”	, CEO & Director	”Matthew Wubs”	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements	Page 1

The accompanying notes are an integral part of these condensed consolidated interim financial statements	Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Amounts in thousands of US Dollars, except share and per share amounts)
(Unaudited)

		Three-month	Three-month period
		period ended	ended March 31,
	Notes	March 31, 2021	2020
Revenue	9	$122,543	$67,745
Cost of product sold	10	(38,360)	(35,811)
Sales expenses		(1,374)	(1,282)
Gross profit		82,809	30,652

Expenses
General and administrative	11	(8,501)	(7,503)
Share-based compensation	8(a) to (c)	(2,346)	(2,049)
Income before the undernoted		71,962	21,100

Other income (expenses)
Finance income		970	467
Finance expense	12	(3,770)	(6,651)
Foreign exchange loss	13	(28,625)	(81,922)
Other expenses		(651)	(693)
Income (loss) before income taxes		39,886	(67,699)
Income tax recovery (expense)
Current		(7,090)	(1,091)
Deferred		(739)	15,795
		(7,829)	14,704
Net income (loss) for the period		32,057	(52,995)

Other comprehensive loss
Foreign currency translation loss		(24,359)	(49,919)
Comprehensive income (loss)		$7,698	$(102,914)

Net income (loss) attributable to:
Owners of the Company		31,749	(52,753)
Non-controlling interests		308	(242)
		$32,057	$(52,995)
Comprehensive income (loss) attributable to:
Owners of the Company		7,487	(102,472)
Non-controlling interests		211	(442)
		$7,698	$(102,914)
Net income (loss) per share attributable to owners of the Company	8(e)
Net income (loss) per share
Basic		$0.36	$(0.62)
Diluted		$0.34	$(0.62)
Weighted average number of common shares
outstanding
Basic		88,064,312	85,759,194
Diluted		92,902,306	85,759,194

The accompanying notes are an integral part of these condensed consolidated interim financial statements	Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Amounts in thousands of US Dollars, except share and per share amounts)
(Unaudited)

		Share Capital		Equity Reserves
		Number of		Contributed	Foreign	Retained		Non-controlling
	Notes	shares	Amount	surplus	exchange	earnings	Total	interest	Total equity
Balance, December 31, 2019		85,703,646	$120,492	$9,084	$(33,573)	$102,220	$198,223	$835	$199,058
Income for the period		-	-	-	-	(52,753)	(52,753)	(242)	(52,995)
Other comprehensive loss for the period		-	-	-	(49,719)	-	(49,719)	(200)	(49,919)
Total comprehensive loss for the period		-	-	-	(49,719)	(52,753)	(102,472)	(442)	(102,914)
Shares issued for:
Exercise of options and warrants		94,998	429	(130)	-	-	299	-	299
Share-based compensation	8(a) to (b)	-	-	1,796	-	-	1,796	-	1,796
Dividends to non-controlling interest								(10)	(10)
Balance, March 31, 2020		85,798,644	$120,921	$10,750	$(83,292)	$49,467	$97,846	$383	$98,229

Balance, December 31, 2020		87,879,261	$126,152	$15,637	$(82,928)	$153,842	$212,703	$1,372	$214,075
Income for the period		-	-	-	-	31,749	31,749	308	32,057
Other comprehensive loss for the period		-	-	-	(24,262)	-	(24,262)	(97)	(24,359)
Total comprehensive income (loss) for the period		-	-	15,637	(24,262)	31,749	7,487	211	7,698
Shares issued for:
Exercise of options and warrants		272,648	1,524	(408)	-	-	1,116	-	1,116
Share-based compensation	8(a) to (b)	-	-	2,141	-	-	2,141	-	2,141
Dividends to non-controlling interest		-	-	-	-	-	-	69	69
Balance, March 31, 2021		88,151,909	$127,676	$17,370	$(107,190)	$185,591	$223,447	$1,652	$225,099

The accompanying notes are an integral part of these condensed consolidated interim financial statements	Page 3

Ero Copper Corp.

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of US Dollars)

(Unaudited)

	Three-month	Three-month
	period ended	period ended
	March 31, 2021	March 31, 2020
Cash Flows from / (used in) Operating Activities

Net income (loss) for the period	$32,057	$(52,995)
Adjustments for:
Amortization and depreciation	11,511	10,481
Income tax expense (recovery)	7,829	(14,704)
Write-off of plant and equipment	75	-
Provisions	(68)	343
Share-based compensation	2,346	2,049
Finance income	(970)	(467)
Finance expenses	3,770	6,651
Foreign exchange loss	28,625	81,922

Changes in:
Accounts receivable	(12,189)	5,862
Inventories	1,287	(1,937)
Other assets	4,961	1,441
Accounts payable and accrued liabilities	(11,828)	(1,058)
Value added, payroll and other taxes	1,009	2,787
	68,415	40,375
Derivative contract settlements	(5,711)	(2,651)
Provision settlements	(352)	(410)
Income taxes paid	(240)	-
	62,112	37,314
Cash Flows from / (used in) Investing Activities
Additions to mineral property, plant and equipment	(25,873)	(28,367)
Additions to exploration and evaluation assets	(464)	(54)
Other investments	126	518
	(26,211)	(27,903)
Cash Flows from / (used in) Financing Activities
Restricted cash	-	375
Lease liability payments	(1,085)	(1,171)
New loans and borrowings, net of finance costs	630	45,689
Loans and borrowings paid	(7,662)	(21,230)
Interest paid on loans and borrowings	(1,921)	(2,448)
Other finance expenses	(1,013)	(766)
Issuance of share capital, net of issuance costs	1,116	299
	(9,935)	20,748
Effect of exchange rate changes on cash and cash equivalents	(3,900)	(7,306)
Net increase in cash and cash equivalents	22,066	22,853
Cash and cash equivalents - beginning of period	62,508	21,485
Cash and cash equivalents - end of period	$84,574	$44,338

The accompanying notes are an integral part of these condensed consolidated interim financial statements

The accompanying notes are an integral part of these condensed consolidated interim financial statements	Page 4

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

1.	Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian company which holds a 100% interest in the MCSA Mining Complex and the Boa Esperança Property (Note 6). MCSA’s predominant activity is the production and sale of copper concentrate from the MCSA Mining Complex, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Company currently mines copper ore from the Pilar underground mine (“Pilar UG Mine”) and the Vermelhos underground mine (“Vermelhos UG Mine”). The Boa Esperança Property is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil, and consists of a single mineral concession covering an area of 4,034 hectares (“ha”).

NX Gold is a Brazilian gold mining company focused on the production and sale of gold as its main product and silver as its by-product. NX Gold wholly owns a 31,096 ha property, located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of 620 ha, where all gold mining and processing activities occur.

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Although COVID-19 has not materially impacted the Company’s operations during the three-month period ended March 31, 2021, the situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. These impacts could include an impact on the Company’s ability to obtain debt and equity financing, impairment of investments, impairments in the value of long-lived assets, continued fluctuation in the value of the Brazilian Real or potential future decreases in revenue or the profitability of ongoing operations.

2.	Basis of Preparation

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2020. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on May 4, 2021.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

b)	New Accounting Standards and Interpretations

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•	On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The Company will not adopt this amendment until the effective date but does not anticipate a material impact on its consolidated financial statements.

c)	Use of Judgments and Estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2020.

3.	Inventories

	March 31, 2021	December 31, 2020
Supplies and consumables	$16,157	$15,619
Stockpile	1,819	3,569
Work in progress	2,162	5,234
Finished goods	890	1,074
	$21,028	$25,496

4.	Other Current Assets

	March 31, 2021	December 31, 2020
Advances to suppliers	$544	$500
Prepaid expenses	5,497	2,635
Advances to employees (a)	640	2,091
Value added federal taxes recoverable (b)	7,610	13,958
	$14,291	$19,184

(a)	Advances to employees include short term advances of salary, vacation and other benefits granted to employees of the Company’s subsidiaries MCSA and NX Gold.

(b)	At March 31, 2021, $5.0 million (December 31, 2020 - $12.0 million) of this balance relates to additional taxes recoverable identified by a study conducted to revisit certain tax positions in 2020 and a 2019 favourable legal decision that recognizes MCSA’s right to a tax credit as a result of historical over-payment. MCSA is able to use these tax credits against a variety of taxes, including taxes on future sales. During the three-month period ended March 31, 2021, the Company used $7.0 million of these credits to offset current income taxes payable.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

5.	Mineral, Property, Plant and Equipment

Additions to mineral, property, plant and equipment totaled $25.9 million during the three-month period ended March 31, 2021 (three-month period ended March 31, 2020 - $27.8 million), none of which was obtained through financing arrangements with equipment suppliers (three-month period ended March 31, 2020 - $7.8 million).

Certain equipment has been provided as security for the equipment finance loans (note 7(b)).

Included in mineral, property, plant and equipment is $59.8 million (December 31, 2020 - $56.8 million) related to projects in progress are not currently being amortized.

6.	Exploration and Evaluation Assets

Exploration and evaluation assets relate to the Boa Esperança Property located in the Municipality of Tucumã, in the state of Pará, Brazil which consists of a single mineral concession. This prospective copper/gold property is in advanced stages of exploration with various geological mineral resource studies and is the subject of a completed feasibility study.

7.	Loans and Borrowings

						Carrying value, including
						accrued interest
					Principal to	March 31,	December 31,
Description	Denomination	Security	Time to Maturity	Coupon rate	be repaid	2021	2020
Bank loan	BRL R$	Unsecured	68 months	CDI + 0.5%	3,846	3,493	3,980
Line of credit (MCSA)	BRL R$	Unsecured	-	CDI + 9.0%	-	-	1,447
Lines of credit (MCSA)	BRL R$	Unsecured	-	9.60%-13.20%	-	-	4,221
Equipment finance loan (Plural)	BRL R$	Secured	8 months	CDI + 7.0%	614	707	1,065
Equipment finance loans	BRL R$	Secured	2 - 39 months	11.88%-16.49%	1,077	1,278	1,607
Equipment finance loans	EURO	Secured	15 - 21 months	5.5%-7.0%	905	1,488	1,791
Equipment finance loans	USD	Secured	13 - 29 months	6.50%-7.95%	4,638	4,759	5,605
Senior non-revolving credit facility	USD	Secured	-	LIBOR + 2.50%-4.25%	-	-	74,193
Senior revolving credit facility	USD	Secured	48 months	LIBOR + 2.25%-4.25%	150,000	147,336	74,193
Total					$161,080	$159,061	$168,102

Current portion:						$5,971	$12,539
Non-current portion:						$153,090	$155,563

	March 31, 2021	December 31, 2020
Balance, beginning of period	$168,102	$159,370
New senior revolving credit facility, net	-	13,652
New equipment finance loans	-	19,278
New lines of credit	630	36,726
Principal and interest payments	(9,583)	(67,118)
Interest accretion	1,679	9,921
Effect of foreign exchange rate changes	(1,767)	(3,727)
Balance, end of period	$159,061	$168,102

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

(a)	Senior credit facility

The Company had a $150.0 million facility from a syndicate of Canadian financial institutions. The facility was comprised of a $75.0 million senior secured amortizing non-revolving credit facility (“Term Facility”) and a $75.0 million senior secured revolving term credit facility (“Revolving Credit Facility”) (collectively the “Facilities”). The Term Facility required quarterly payments commencing on March 31, 2022 and the Revolving Credit Facility was due on March 31, 2024. The Facilities bore interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25%, depending on the Company’s consolidated leverage ratio at the time.

During the three-month period ended March 31, 2021, the Facilities were amended to combine the Facilities into a new $150.0 million senior secured revolving credit facility (“New Revolving Credit Facility”) payable entirely on March 31, 2025. The New Revolving Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility are on a sliding scale between 0.56% to 1.06%.

The New Revolving Credit Facility includes standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from those of the Facilities.

The New Revolving Credit Facility is secured by pledges of shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As of the date of these condensed consolidated interim financial statements, the Company is in compliance with these covenants.

During the three-month period ended March 31, 2021, the existing interest rate swap arrangement was replaced with a new interest rate swap arrangement whereby the floating interest on a notional amount of $50.0 million of the New Revolving Credit Facility was swapped for a fixed interest rate of 1.68%. The interest rate swap arrangement is in effect until March 31, 2025. Interest swap settlements are being made on a monthly basis.

(b)	Bank loan and equipment finance loans

The bank loan relates to the Company’s subsidiary, MCSA, and was recognized at the date the Company acquired MCSA at fair value and has subsequently been recognized at amortized cost, net of settlements. Interest is being recognized using the effective interest rate method at an interest rate of 11.29%.

MCSA is required to comply with certain financial covenants which MCSA is in compliance with at March 31, 2021. The equipment finance loans are secured by the corresponding equipment relating to them and a guarantee by the Company.

(c)	MCSA and NX Gold lines of credit

At March 31, 2021, the Company’s subsidiaries, MCSA and NX Gold, have the following credit facilities available:

MCSA had a non-revolving line of credit of up to BRL $30.0 million at an interest rate of CDI (“Brazilian Interbank Deposit Rate”) + 9% per annum. At December 31, 2020, BRL $7.5 million ($1.4 million) had been drawn from this credit facility. During the three-month period ended March 31, 2021, this credit facility was repaid in full and terminated.

MCSA has a credit agreement for a line of credit of up to BRL $14.9 million at an interest rate of 14.30% per annum. The Company and NX Gold provide unsecured guarantees for this credit agreement. The full amount of BRL $14.9 million remains available to be drawn at any time until May 24, 2021.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

MCSA had various supply credit arrangements, of which BRL $21.8 million ($4.2 million) remained outstanding as at December 31, 2020. The interest rates on these credit agreements ranged from 9.60% to 24.34%. During the three-month period ended March 31, 2021, these credit facilities were repaid in full and terminated.

MCSA has a credit agreement for a line of credit of up to BRL $30.0 million at an interest rate of CDI + 8.858%. MCSA may drawdown on this line of credit at any time until September 20, 2021. At March 31, 2021, no amount has been drawn from this credit facility.

NX Gold has a credit agreement for a line of credit of up to BRL $7.5 million at an interest rate of 14.30% per annum. NX Gold may drawdown on this line of credit at any time until February 22, 2022. The Company and MCSA provide unsecured guarantees for this credit agreement. At March 31, 2021, no amounts had been drawn from this line of credit.

NX Gold has a credit agreement for a line of credit of up to BRL $8.0 million at an interest rate of CDI + 8.858%. NX Gold may drawdown on this line of credit at any time until September 20, 2021. At March 31, 2021, no amount has been drawn from this credit facility.

(d)	Plural loan

MCSA has an equipment finance loan with Plural Bank for BRL $12.0 million for a term of 24 months and at an interest rate of 7% + CDI per annum. In connection with this loan, MCSA entered into an interest rate swap transaction and a foreign exchange swap transaction with Plural Bank whereby the floating interest of 7% + CDI on a notional amount of BRL $3.5 million was swapped for a fixed interest rate of 9.90%, and a notional principal amount of BRL $3.5 million was swapped for the USD currency at a foreign exchange rate of 3.95. This interest rate and foreign exchange swap transactions are in effect for the term of the loan.

8.	Share Capital

As at March 31, 2021, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at March 31, 2021, 88,151,909 common shares were outstanding.

(a)	Options

On March 19, 2021, the Company granted 50,000 options to a new employee of the Company at an exercise price of CAD$24.45 per share with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $0.3 million, which is recognized over the vesting period.

	Number of	Weighted Average
	Stock Options	Exercise Price
Outstanding stock options, December 31, 2020	4,641,763	$8.00
Issued	50,000	19.44
Exercised	(205,982)	5.03
Outstanding stock options, March 31, 2021	4,485,781	$8.27

The weighted average share price on the date of exercise for options exercised during the three-month period ended March 31, 2021 was $17.56 (three-month period ended March 31, 2020 - $12.79).

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

As at March 31, 2021, the following stock options were outstanding:

			Vested and		Weighted
			Exercisable		Average
	Number of	Weighted Average	Number of		Remaining
Expiry Date	Stock Options	Exercise Price	Stock Options		Life in Years
May 15, 2022	365,334	$1.50	USD	365,334	1.12
July 10, 2022	60,000	1.50	USD	60,000	1.28
November 24, 2022	318,000	6.48	CAD	318,000	1.65
December 7, 2022	1,200,001	6.74	CAD	1,200,001	1.69
January 18, 2023	60,000	7.95	CAD	60,000	1.80
January 23, 2023	41,667	7.76	CAD	41,667	1.82
June 19, 2023	144,000	10.25	CAD	94,000	2.22
July 16, 2023	100,000	9.01	CAD	33,332	2.29
December 31, 2023	1,022,256	9.76	CAD	693,065	2.75
January 2, 2024	125,000	9.80	CAD	125,000	2.76
August 15, 2024	40,000	21.09	CAD	40,000	3.38
December 12, 2024	470,228	20.52	CAD	156,734	3.70
January 2, 2025	73,456	23.42	CAD	53,456	3.76
December 17, 2025	415,839	18.90	CAD	25,207	4.72
March 18, 2026	50,000	24.45	CAD	-	4.97
	4,485,781	$8.27	USD	3,265,796	2.52

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the March 31, 2021 exchange rate of 1.2575.

The fair value of options granted in the three-month period ended March 31, 2021 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

2021
Expected term (years)	3.0
Forfeiture rate	0%
Volatility	54%
Dividend yield	0%
Risk-free interest rate	0.77%
Weighted-average fair value per option	$6.32

For the three-month period ended March 31, 2021, the Company recorded share-based compensation of $0.7 million (three-month period ended March 31, 2021 - $1.2 million) with respect to its outstanding stock options.

Subsequent to March 31, 2021, 2,500 options were exercised for total proceeds of $15 thousand.

(b)	Share Unit Plan

No share units were issued during the three-month period ended March 31, 2021. As at March 31, 2021 and December 31, 2020, 727,761 share units are outstanding. These share units will vest three years from the date of grant by the Compensation Committee and the number of share units that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested share unit entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company currently intends to settle these share units using common shares. Accordingly, they are classified as equity settled instruments.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

For the share units with non-market performance conditions, the fair value of the share units granted was determined using the share price at the date of grant. For the share units with market performance conditions, the fair value of the share units granted was determined using a Geometric Brownian Motion model.

During the three-month period ended March 31, 2021, the Company recorded share-based compensation of $1.4 million (three-month period ended March 31, 2020 - $0.6 million) with respect to the share units.

(c)	Deferred Share Unit Plan

During the three-month period ended March 31, 2021, 3,325 Deferred Share Units (“DSU”) (three-month period ended March 31, 2020 – 32,327) were issued to independent directors.

As at March 31, 2021, the fair value of the DSU liability was $1.5 million (December 31, 2020 - $1.3 million) which has been recognized in accounts payable and accrued liabilities, with $0.2 million recognized in share-based compensation expense for the three-month period ended March 31, 2021 (three-month period ended March 31, 2020 - $0.3 million).

(d)	Warrants

As at March 31, 2021, 1,533,330 (December 31, 2020 – 1,599,996) common share purchase warrants were outstanding with a weighted average exercise price of $1.20 and a weighted average remaining contractual life of 0.70 years. 66,666 warrants were exercised during the three-month period ended March 31, 2021 for gross proceeds of $0.1 million (three-month period ended March 31, 2020 – no warrants were exercised).

(e)	Net Income (loss) per Share

	Three months	Three months
	ended March 31,	ended March 31,
	2021	2020
Weighted average number of common shares outstanding	88,064,312	85,759,194
Dilutive effect of warrants	1,454,146	-
Dilutive effect of stock options	2,292,206	-
Dilutive effect of Share Units	1,091,642	-
Weighted average number of diluted common shares outstanding	92,902,306	85,759,194

Net income (loss) attributable to owners of the Company	$31,749	$(52,753)
Basic net income (loss) per share attributable to owners of the Company	0.36	(0.62)
Diluted net income per share attributable to owners of the Company	0.34	(0.62)

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

9. Revenue

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Copper concentrate
- sales within Brazil	$40,343	$51,221
- export sales	63,139	8,843
- price adjustments on provisionally priced sales	1,280	(3,919)
Gold
- export sales	17,781	11,600
	$122,543	$67,745

Under the terms of the Company’s contract with its primary customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price.  The final sales price for all shipments in a month is based on the average copper price in the month of shipment and determined at the end of the month in which the sale is recognized.  Accordingly, no provisionally priced sales remain for this customer at March 31, 2021. During the three-month period ended March 31, 2021, the company entered into a contract with a new customer whereby provisionally priced sales are settled with a final sales price four months after shipment takes place. As at March 31, 2021, 16,364 tonnes of copper concentrate have been sold on a provisionally priced basis and are exposed to commodity price changes. During the three-month period ended March 31, 2021, the Company recognized $1.3 million (three-month period ended March 31, 2020 - $3.9 million) in price adjustments related to provisionally priced sales.

10. Cost of Product Sold

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Materials	$5,857	$4,982
Salaries and benefits	8,954	8,690
Depreciation and depletion	11,474	10,449
Contracted services	5,171	5,523
Maintenance costs	4,280	3,593
Utilities	2,473	2,403
Other costs	151	171
	$38,360	$35,811

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

11. General and Administrative Expenses

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Accounting and legal	$366	$198
Amortization and depreciation	37	32
Office and sundry	1,528	1,606
Provisions	(68)	343
Salaries and consulting fees	5,413	4,427
Incentive payments	491	297
Transfer agent and filing fees	119	118
Travel and conference	615	482
	$8,501	$7,503

12.	Finance Expense

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Interest on loans and borrowings	$1,679	$2,708
Loss on interest rate swap derivatives	(38)	1,823
Accretion of mine closure and rehabilitation provision	227	268
Commitment fees	142	280
Interest on lease liabilities	61	77
Other finance expenses	1,699	1,495
	$3,770	$6,651

13.	Foreign Exchange Loss

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reais (BRL$), which is their functional currency.

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Foreign exchange on USD denominated debt in Brazil	$(7,831)	$(26,873)
Realized foreign exchange on derivative contracts (note 15)	(5,711)	(2,651)
Unrealized foreign exchange on derivative contracts (note 15)	(16,951)	(52,655)
Other	1,868	257
	$(28,625)	$(81,922)

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

14.	Related Party Transactions

Key management personnel consist of the Company’s directors and officers and their compensation includes director retainer fees and management salaries paid to these individuals, as well as share-based compensation. The aggregate value of compensation paid to key management personnel for the three-month period ended March 31, 2021 was $1.9 million ($1.8 million for the three-month period ended March 31, 2020). In addition, 50,000 options and 3,325 DSUs were issued to key management personnel and non-executive directors during the three-month period ended March 31, 2021 (43,456 options and 32,327 DSUs for the three-month period ended March 31, 2020). For key management personnel, $1.4 million was recognized in share-based compensation expense for the three-month period ended March 31, 2021 for options, share units, and DSUs issued ($1.3 million for the three-month period ended March 31, 2020).

During the three-month period ended March 31, 2021, key management personnel exercised 50,000 options and 66,666 warrants for total cash proceeds to the Company of $0.2 million (25,000 options for total cash proceeds of $38 thousand for the three-month period ended March 31, 2020).

As at March 31, 2021, $0.9 million was payable to key management as incentive compensation and is included in accounts payable and accrued liabilities in the statement of financial position (December 31, 2020 - $3.7million). Such amounts are unsecured, non-interest bearing and will be paid under normal trade terms.

15.	Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. However, some judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at March 31, 2021, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. The carrying value of value added, payroll and other taxes approximate fair value based on the discount rate applied. At March 31, 2021, the carrying value of loans and borrowings is $168.1 million while the fair value is approximately $169.9 million. The stated interest rates are a close approximation of market rates of interest at March 31, 2021 (Level 2 of the fair value hierarchy).

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Cash and cash equivalents	$84,574	$62,508
Accounts receivable	30,877	20,353
Deposits and other non-current assets	519	595
	$115,970	$83,456

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only four significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the three-month period ended March 31, 2021 nor recognized a provision for credit losses.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

(i) Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At March 31, 2021, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $270.7 million (December 31, 2020 - notional amount of $285.7 million) with an average floor rate of 4.07 BRL to US Dollar and an average cap rate of 4.73 BRL to US Dollar. The maturity dates of these contracts are from April 28, 2021 to September 28, 2022 and are financially settled on a net basis. The fair value of these contracts at March 31, 2021 was a liability of $48.5 million, (December 31, 2020 - $34.5 million) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at March 31, 2021 was determined using an option pricing mode with the following assumptions: discount rate of 2.82% - 2.93%, foreign exchange rate of approximately 5.70, and volatility of 17.72% - 19.15%. The change in fair value of foreign exchange collar contracts was a loss of $17.0 million for the three-month period ended March 31, 2021 ($52.7 million for the three-month period ended March 31, 2020) and has been recognized in foreign exchange loss. In addition, during the three-month period ended March 31, 2021, the Company recognized a realized loss of $5.7 million ($2.7 million for the three-month period ended March 31, 2020) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its New Revolving Credit Facility of $150.0 million, Brazilian Real denominated bank loans of $3.8 million, and Brazilian Real denominated equipment finance loans of $0.6 million. Based on the Company’s net exposure at March 31, 2021, a 1% change in the variable rates would have an impact of $1.5 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

In order to mitigate the above volatility due to variable rates on loans, as at March 31, 2021, the Company has entered into an interest rate swap contract to manage interest rate risk (see note 7(a)). At March 31, 2021, the floating interest on a notional amount of $50.0 million was swapped for a fixed interest rate of 1.68%. This interest rate swap transaction is in effect until March 31, 2025, with settlements made on a monthly basis. The fair value of this contract at March 31, 2021 was a liability of $2.0 million (December 31, 2020 - $2.5 million) and was included in Derivatives in the statement of financial position. The Company recognized a realized loss of $0.4 million on the termination of the original interest rate swap from 2019 (see note 7) (realized loss of $0.1 million for the three-month period ended March 31, 2020) and an unrealized gain of $0.4 million for the three-month period ended March 31, 2021 (unrealized loss of $1.7 million for the three-month period ended March 31, 2020), which was included in finance expense.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

In addition, as at March 31, 2021, MCSA has entered into an interest rate and currency swap contract on the Plural Loan (see note 7(d)). At March 31, 2021, the floating interest on a notional amount of BRL $3.5 million was swapped for a fixed interest rate of 9.9% and the BRL currency on the loan was swapped for USD at a rate of 3.95. The fair value of this contract at March 31, 2021 was a liability of $0.3 million (December 31, 2020 – $0.3 million) and is included in Derivatives in the statement of financial position. The realized loss on this swap contract was $0.1 million for the three-month period ended March 31, 2021 and was included in finance expense.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At March 31, 2021, the Company has provisionally priced sales that are exposed to commodity price changes (note 9). Based on the Company’s net exposure at March 31, 2021, a 10% change in the price of copper would have an impact of $5.0 million on pre-tax net income.

16. Segment Disclosure

The Company’s operations are segmented by entity between MCSA, NX Gold and corporate head office, which is consistent with internal reporting purposes. The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.

Total revenue from MCSA is from two customers while total revenue from NX Gold is from one customer.

Segmented information is as follows:

Three months ended March 31, 2021	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$104,762	$17,781	$-	$122,543
Depreciation and depletion	(9,766)	(1,708)	-	(11,474)
Other cost of product sold expenses	(21,802)	(5,084)	-	(26,886)
Cost of product sold	(31,568)	(6,792)	-	(38,360)
Sales expenses	(1,262)	(112)	-	(1,374)
Gross profit	71,932	10,877	-	82,809

Expenses
General and administrative	(4,219)	(464)	(3,818)	(8,501)
Share-based compensation	-	-	(2,346)	(2,346)
Finance income	43	75	852	970
Finance expenses	(2,314)	(148)	(1,308)	(3,770)
Foreign exchange loss	(28,165)	(537)	77	(28,625)
Other income	(491)	(160)	-	(651)
Income (loss) before taxes	36,786	9,643	(6,543)	39,886
Current tax expense	(3,361)	(1,233)	(2,496)	(7,090)
Deferred tax recovery	(726)	(13)	-	(739)
Net Income (Loss)	$32,699	$8,397	$(9,039)	$32,057

Assets
Current	$97,235	$33,775	$19,760	$150,770
Non-current	324,597	27,741	3,020	355,358
Total Assets	$421,832	$61,516	$22,780	$506,128
Total Liabilities	$101,885	$18,473	$160,671	$281,029

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

Three months ended March 31, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$56,145	$11,600	$-	$67,745
Depreciation and depletion	(9,566)	(883)	-	(10,449)
Other cost of product sold expenses	(20,388)	(4,974)	-	(25,362)
Cost of product sold	(29,954)	(5,857)	-	(35,811)
Sales expenses	(1,282)	-	-	(1,282)
Gross profit	24,909	5,743	-	30,652

Expenses
General and administrative	(4,748)	(480)	(2,275)	(7,503)
Share-based compensation	-	-	(2,049)	(2,049)
Finance income	117	40	310	467
Finance expenses	(2,641)	(332)	(3,678)	(6,651)
Foreign exchange gain (loss)	(79,649)	(2,264)	(9)	(81,922)
Other income	(550)	(143)	-	(693)
Income (loss) before taxes	(62,562)	2,564	(7,701)	(67,699)
Current tax expense	(417)	(674)	-	(1,091)
Deferred tax recovery	15,424	371		15,795
Net Income (Loss)	$(47,555)	$2,261	$(7,701)	$(52,995)

Assets
Current	$56,831	$11,947	$15,915	$84,693
Non-current	304,187	17,981	2,779	324,947
Total Assets	$361,018	$29,928	$18,694	$409,640
Total Liabilities	$141,593	$16,584	$153,234	$311,411

17.	Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $19.9 million as at March 31, 2021 (December 31, 2020 - $21.8 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.